Exhibit 99.1
Duoyuan Global Water Inc. Enters into
Two New Licensing Agreements
DGW Broadens Product Offerings and Upgrades Technological Capabilities
Beijing, China, November 15, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that the Company has recently signed two additional licensing agreements, which will enhance the Company’s technological capabilities and broaden its product offerings.
One licensing agreement is with a US-based firm and will broaden the Company’s product offerings to include high-end reverse osmosis membrane, nanofiltration membrane and large-size membrane elements technology. The reverse osmosis membrane is a water treatment product that is used in desalination of sea water, purification of brackish water, industrial water, and domestic water and reuse of wastewater. By 2009, the demand in China for these products had already exceeded RMB20 billion and is estimated to continue to grow by 20-25% per year. Currently, ninety percent of this demand is being fulfilled by overseas imports. The Company expects to complete construction and installation of the manufacturing facilities by late 2011 and to begin production in 2012.
The other licensing agreement is with a Netherlands-based firm and will enhance the Company’s ozone technology products by introducing more efficient and energy-saving disinfection technology, which combines ozone and advanced oxidation technology to reduce the energy consumption of the Company’s current product offerings by approximately 30%. Ozone products have been a key focus of the Company’s research and development efforts. This agreement allows the Company to enhance existing technologies to industry-leading standards. The ozone product market in China reached approximately RMB10 billion in 2009 and is expected to continue to growth at a rate of approximately 20% per year. The Company expects to begin production of the new ozone products in mid 2011 and the advanced oxidation products by the end of 2011.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “We are extremely excited to continue to effectively execute our capital expenditure plans. The acquisition of these two licensing agreements will not only complement our existing products but also further diversify our product portfolio. In addition, we are pleased to bring these advanced technologies to the China market and further strengthen the cost savings and energy efficiencies of our products. Overall, these technologies mark an important milestone in the technological development of Duoyuan and will allow us to better ensure that our customers have access to industry-leading, world-class products.”
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 18, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6583-7510